Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KANZHUN LIMITED

看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

ANNUAL RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED DECEMBER 31, 2022

The board (the “Board”) of directors (the “Directors”) of KANZHUN LIMITED (the “Company”, together with its subsidiaries and consolidated affiliated entities, the “Group”) is pleased to announce the unaudited annual consolidated results of the Group for the year ended December 31, 2022 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2021. These annual results have been prepared under generally accepted accounting principles in the United States (the “U.S. GAAP”) and reviewed by the audit committee (the “Audit Committee”) of the Board.

In this announcement, “we”, “us” and “our” refer to the Company and where the context otherwise requires, the Group.

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the Year Ended
	December 31,
	2021	2022	Change (%)

	(RMB in thousands, except percentages)
Revenues	4,259,128	4,511,062	5.9%
Loss from operations	(1,036,320)	(129,519)	(87.5)%
(Loss)/Income before income tax expenses	(1,011,547)	116,996	N/A
Net (loss)/income	(1,071,074)	107,245	N/A
Adjusted net income (non-GAAP financial measure)	852,572	799,449	(6.2)%

NON-GAAP FINANCIAL MEASURE

In addition to net (loss)/income, we also use adjusted net income (non-GAAP financial measure), to evaluate our business. We define adjusted net income (non-GAAP financial measure) as net (loss)/income excluding share-based compensation expenses. Share-based compensation expenses are non-cash in nature and do not result in cash outflow.

We have included this non-GAAP financial measure because it is a key measure used by our management to evaluate our operating performance, as it facilitates comparisons of operating performance from period to period. Accordingly, we believe that it provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and the Board does.

The non-GAAP financial measure is not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non- GAAP financial measure has limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider it in isolation, or as a substitute for our financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The table below sets forth an unaudited reconciliation of our net (loss)/income to adjusted net income (non-GAAP financial measure) for the periods indicated:

	For the year ended
	December 31,
	2021	2022

	(RMB in thousands)
Net (loss)/income	(1,071,074)	107,245
Add:
Share-based compensation expenses	1,923,646	692,204
Adjusted net income (non-GAAP financial measure)	852,572	799,449

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

In 2022, we continued to execute our strategy that focused on technology innovations and empowered our users by enhancing their user experience. Our continuous devotion and the effectiveness of our business model further strengthened our leadership in the online recruitment market in China.

In 2022, our average monthly active users (“MAU”)1 for the full year of 2022 were 28.7 million, an increase of 5.9% from 27.1 million for the full year of 2021. Our average DAU2/MAU for the full year of 2022 achieved 27.2%, largely consistent with that of 2021. Despite the impact of the COVID-19 pandemic, our business stayed resilient with growing user scale and robust user engagement.

Management Commentary

Mr. Jonathan Peng Zhao, Founder, Chairman, and Chief Executive Officer of the Company, commented, “In the past quarters, our efforts to improve our user experience and service capabilities have been continuously validated. We have witnessed robust user growth and engagement since the beginning of 2023 as a result of our enhanced brand recognition and strengthened competitive advantages. With the revival in recruitment demand, we are confident in delivering strong returns for our shareholders in the years to come.”

Mr. Phil Yu Zhang, Chief Financial Officer, added, “Amidst the various external challenges, including the COVID-19 pandemic, we achieved a solid financial performance for the fourth quarter and for the full year. We remained highly efficient with our marketing activities while growing users at scale. Encouraged by the recent recovery trend, we are optimistic about embracing strong growth this year while maintaining discipline in our marketing and other expenses to ensure high-quality growth.”

Our Platform

We connect job seekers and enterprise users in an efficient and seamless manner mainly through our highly interactive BOSS Zhipin mobile app, which together with our other mobile apps and mini programs create a vibrant network. We are relentlessly focused on enhancing user experience by delivering efficient, intuitive and convenient experience to them throughout the recruitment cycle.

We adopted the “direct recruitment model” that captures the essence of real-world recruitment scenario through innovatively embedding two-way communication and two-sided recommendation into the online recruitment process on a mobile-native platform, which has proven to be more efficient and effective, delivering better outcomes for both job seekers and enterprises.

Our Services

Our services are purposely designed for improving job hunting and recruitment efficiency to elevate user experience.

•	For enterprise user We provide direct recruitment services that allow enterprise users to post jobs, receive personalized candidate recommendations, engage in direct communication and receive resume upon mutual consent. We also offer an expanding range of value-added tools to further enhance recruitment efficiency.

[1]	MAU refers to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our BOSS Zhipin mobile app in a given month at least once.

[2]	DAU refers to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our BOSS Zhipin mobile app in a given day at least once.

•	For job seeker We provide job seeking services that allow job seekers to receive job recommendations, initiate direct chats and deliver resumes upon mutual consent. We also provide value-added tools that help them better prepare for their job hunt.

Our Monetization Model

We provide recruitment and job hunting services to both enterprise users and job seekers and generate most of our revenue from paid services offered to enterprise users. For enterprise users, we offer direct recruitment services that allow them to post jobs and communicate with job seekers, which can be free or paid based on an innovative connection-oriented monetization strategy, supplemented by paid value-added tools to further enhance their recruitment efficiency as part of our overall recruitment services to the enterprise users. For job seekers, we offer job seeking services to communicate with employers for free and paid value-added tools to help job seekers better prepare for their job hunt and assess their candidacy.

Sales and Marketing

We empower our sales team with our proprietary CRM system by helping them find employers with demand and willingness to engage in bulk purchase or pay for more tailored services, which facilitates our sales team to reach out with these employers. This allows us to channel our data- driven insights into the sales process and drive conversion.

We pay to acquire user traffic from online third-party channels, mainly including app stores, search engines, info feeds and social networking platforms. We also benefit from organic traffic through word-of-mouth and brand recognition. We believe brand recognition is critical to our ability to continue to attract new users. To promote our brand image, we have launched various marketing initiatives, including outdoor advertising, TV advertising, video advertising, and marketing campaigns in major national and international events.

Recent Developments

Dual Primary Listing in Hong Kong

On December 22, 2022 (the “Listing Date”), the Company successfully listed, by way of introduction (the “Listing”), its Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the stock code of “2076”.

2022 FIFA World Cup Sponsorship

We are the official Asia-Pacific region sponsor of the Qatar 2022 FIFA World Cup. This high- profile and widely viewed event further strengthened our brand awareness.

Share Repurchase Program

In March 2023, the Board authorized a new share repurchase program under which the Company may repurchase not more than US$150 million of its shares (including in the form of American Depositary Shares (“ADSs”)) over the next 12 months.

Business Outlook

Looking ahead to 2023, we plan to further expand our user base, and increase our presence in different user groups, industries and regions. We expect to continue to invest in improving the features of our platform, provide tailored services to better suit the interests and needs of different types of users and optimize our proprietary algorithms to further improve the accuracy of our matching results for users.

We will enhance our core technology capabilities in intelligent recommendation. We plan to strengthen our technology infrastructure, and refine our recommendation algorithms by optimizing our machine learning and deep learning capabilities in processing. Meanwhile, we intend to further attract talents with expertise in key technologies.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the year ended December 31,
	2021	2022

	(RMB in thousands)
Revenues
Online recruitment services to enterprise customers	4,219,026	4,461,282
Others	40,102	49,780
Total revenues	4,259,128	4,511,062
Operating cost and expenses
Cost of revenues(1)	(554,648)	(754,861)
Sales and marketing expenses(1)	(1,942,670)	(2,000,900)
Research and development expenses(1)	(821,984)	(1,182,716)
General and administrative expenses(1)	(1,991,123)	(719,699)
Total operating cost and expenses	(5,310,425)	(4,658,176)
Other operating income, net	14,977	17,595
Loss from operations	(1,036,320)	(129,519)
Investment income	24,744	65,150
Financial income, net	9,735	161,332
Foreign exchange (loss)/gain	(1,961)	8,627
Other (expenses)/income, net	(7,745)	11,406
(Loss)/Income before income tax expenses	(1,011,547)	116,996
Income tax expenses	(59,527)	(9,751)
Net (loss)/income	(1,071,074)	107,245

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the year ended
	December 31,
	2021	2022

	(RMB in thousands)
Cost of revenues	31,467	39,587
Sales and marketing expenses	73,733	170,366
Research and development expenses	137,820	284,323
General and administrative expenses	1,680,626	197,928
Total	1,923,646	692,204

Revenues

Our revenues primarily come from online recruitment services provided to paid enterprise customers. Our revenues increased by 5.9% from RMB4.3 billion in 2021 to RMB4.5 billion in 2022. This increase was primarily resulted from our continued investment in enhancing our service capabilities. In particular, revenues from online recruitment services to enterprise customers were RMB4,461.3 million (US$646.8 million) for the full year of 2022, representing an increase of 5.7% from RMB4,219.0 million for the full year of 2021. Revenues from other services, which mainly comprise paid value-added services offered to job seekers, were RMB49.8 million (US$7.2 million) for the full year of 2022, representing an increase of 24.2% from RMB40.1 million for the full year of 2021, mainly benefiting from expanded user base.

Cost of Revenues

Our cost of revenues increased by 36.1% from RMB554.6 million in 2021 to RMB754.9 million in 2022, primarily driven by increased employee-related expenses and increased server and bandwidth cost.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 3.0% from RMB1.9 billion in 2021 to RMB2.0 billion in 2022, primarily due to increased employee-related expenses and increased brand advertising expenses mainly resulting from the marketing campaigns during the 2022 FIFA World Cup, partially offset by decreased customer acquisition cost.

Research and Development Expenses

Our research and development expenses increased by 43.9% from RMB822.0 million in 2021 to RMB1.2 billion in 2022, which was primarily due to increased employee-related expenses.

General and Administrative Expenses

Our general and administrative expenses decreased by 63.9% from RMB2.0 billion in 2021 to RMB719.7 million in 2022, which was mainly due to one-off share-based compensation expenses of RMB1,506.4 million recognized in 2021, partially offset by increased employee-related expenses.

Loss from Operations

As a result of the foregoing, we incurred RMB129.5 million of loss from operations in 2022, as compared to RMB1.0 billion in 2021.

Income Tax Expenses

We accrued income tax expenses of RMB9.8 million in 2022, as compared to that of RMB59.5 million in 2021.

Net (Loss)/Income

We recorded net income of RMB107.2 million in 2022, as compared to a net loss of RMB1.1 billion in 2021.

OTHER INFORMATION ABOUT OUR FINANCIAL PERFORMANCE

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated from operations and proceeds from historical equity financing. Our cash and cash equivalents and short-term investments increased by 8.0% from RMB12.2 billion as of December 31, 2021 to RMB13.2 billion as of December 31, 2022, with RMB1.0 billion net cash generated from operating activities for the full year of 2022.

Interest-bearing Bank and Other Borrowings

As of December 31, 2022, the Group did not have any interest-bearing bank and other borrowings.

Significant Investments

For the year ended December 31, 2022, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total assets as of December 31, 2022).

Material Acquisitions and Disposals

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities or associated companies during the year ended December 31, 2022.

Pledge of Assets

As of December 31, 2022, the Group did not have any pledge of assets.

Future Plans for Material Investments and Capital Assets

As of December 31, 2022, the Group did not have any detailed future plans for material investments or capital assets.

Gearing Ratio

Gearing ratio equals total debt divided by total equity as of the end of the period. Total debt is defined as interest-bearing borrowings, which include short-term borrowings, current portion of long-term borrowings and long-term borrowings. As of December 31, 2022, the Group’s gearing ratio was nil as the Group had no borrowings (as of December 31, 2021: nil).

Foreign Exchange Exposure

Substantially all of our revenues and the majority of our expenses are denominated in Renminbi (“RMB”). The majority of our cash and cash equivalents are denominated in U.S. dollars. We have not used any derivative financial instruments to hedge exposure to such risk. However, we monitor our currency risk exposure by periodically reviewing foreign currency exchange rates and will consider hedging significant foreign currency exposure should the need arise. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Contingent Liabilities

The Company had no material contingent liabilities as of December 31, 2022.

Capital Expenditure Commitment

The Company had no material capital expenditure commitment as of December 31, 2022.

Employees and Remuneration Policies

As of December 31, 2022, the Group had a total of 5,602 employees. The following table sets forth the total number of employees by function as of December 31, 2022:

Function	Number of employees	% of total
Sales and marketing	2,622	46.8%
Research and development	1,444	25.8%
Operations	1,255	22.4%
General administration	281	5.0%
Total	5,602	100.0%

As part of our retention strategy, we offer employees competitive salaries, incentive share grants and other incentives. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. In addition, the Group purchased employer’s liability insurance and additional commercial health insurance to increase insurance coverage of its employees.

The Company has also adopted the 2020 Share Incentive Plan and the Post-IPO Share Scheme. For details, please refer to the section headed “Statutory and General Information—D. Share Incentive Plans” in Appendix IV of the listing document of the Company dated December 16, 2022.

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders of the Company (“Shareholders”) and to enhance corporate value and accountability.

Compliance with the Corporate Governance Code

The Company was listed on the Main Board of the Hong Kong Stock Exchange on the Listing Date. Since the Listing Date and up to December 31, 2022, we have complied with all the code provisions of the Corporate Governance Code (the “Corporate Governance Code”) set forth in Appendix 14 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”), save and except for the following.

Pursuant to code provision C.2.1 of the CG Code as set out in Appendix 14 to the Listing Rules, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be segregated and should not be performed by the same individual. The Company deviates from this provision because Mr. Peng Zhao (“Mr. Zhao”) performs both the roles of the chairman of the Board and the chief executive officer of the Company. Mr. Zhao is the founder of the Group and has extensive experience in the business operations and management of the Group. The Board believes that vesting the roles of both chairman of the Board and chief executive officer to Mr. Zhao has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. This structure will enable the Company to make and implement decisions promptly and effectively. The Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant board committees and independent non-executive Directors. The Board will reassess the division of the roles of chairman and the chief executive officer from time-to-time, and may recommend dividing the two roles between different people in the future, taking into account the circumstances of the Group as a whole.

Compliance with the Model Code for Securities Transactions by Directors

The Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (the “Model Code”) has been applicable to the Company since the Listing Date.

The Company has also adopted the Management Trading of Securities Policy (the “Code”), with terms no less exacting than the Model Code, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made to all Directors and the relevant employees and they have confirmed that they have complied with the Code since the Listing Date and up to the date of this announcement.

BOARD COMMITTEES

The Board has established four committees, namely, the Audit Committee, the compensation committee (the “Compensation Committee”), the nomination committee (the “Nomination Committee”) and the corporate governance committee (the “Corporate Governance Committee”), for overseeing particular aspects of the Company’s affairs. Each of these committees is established with defined written terms of reference. The terms of reference of the board committees are available on the websites of the Company and the Hong Kong Stock Exchange.

Audit Committee

The Board has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Audit Committee are, among other things, to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters, review the adequacy of our internal control over financial reporting, and review all related party transactions for potential conflict of interest situations and approving all such transactions.

The Audit Committee comprises three independent non-executive Directors, namely Mr. Charles Zhaoxuan Yang, Mr. Yonggang Sun, and Mr. Yusheng Wang. Mr. Charles Zhaoxuan Yang, being the chairman of the Audit Committee, is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules.

The Audit Committee has reviewed the unaudited annual results of the Company for the year ended December 31, 2022 and has met with the independent auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Group and internal control and financial reporting matters with senior management members of the Company. There is no disagreement between the Board and the Audit Committee regarding the accounting treatment adopted by the Group.

The unaudited financial information disclosed in this announcement is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report for the year ended December 31, 2022 is still in progress. The figures in respect of the Group’s unaudited condensed consolidated statements of comprehensive income/(loss), unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of cash flows and the related notes thereto for the year ended December 31, 2022 as set out in the announcement have been agreed by the Company’s auditor, PricewaterhouseCoopers, to the amounts set out in the Group’s draft consolidated financial statements for the year. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by PricewaterhouseCoopers on the announcement.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Group’s audited financial statements and this preliminary unaudited financial information.

Compensation Committee

The Board has established the Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Compensation Committee are to review and make recommendations to the Board with respect to director compensation, evaluate the performance of our chief executive officer and review and make recommendations to the Board regarding the terms of his compensation, and review and approve the compensation of our other executive officers and senior management. The Compensation Committee comprises three Directors, Mr. Yonggang Sun, Mr. Charles Zhaoxuan Yang and Mr. Zhao, with Mr. Yonggang Sun as the chairman of the Compensation Committee.

Nomination Committee

The Board has established the Nomination Committee in compliance with Rule 3.27A and Rule 8A.27 of the Listing Rules.

The primary duties of the Nomination Committee are, among other things, to develop and formulate the nomination procedures and criteria for the nomination and appointment of Directors, make recommendations to the Board on the appointment and succession planning of Directors, and assess the independence of independent non-executive Directors. The Nomination Committee comprises three Directors, Mr. Charles Zhaoxuan Yang, Mr. Yonggang Sun and Mr. Zhao, with Mr. Charles Zhaoxuan Yang as the chairman of the Nomination Committee.

Corporate Governance Committee

The Board has established the Corporate Governance Committee in compliance with the Corporate Governance Code and Rule 8A.30 of the Listing Rules. The primary duties of the Corporate Governance Committee are, among other things, to ensure that the Company is operated and managed for the benefit of all Shareholders and to ensure the Company’s compliance with the Listing Rules and safeguards relating to the weighted voting rights structures of the Company, and develop and recommend to the Board a set of corporate governance guidelines. The Corporate Governance Committee comprises three independent non-executive Directors, namely Mr. Yusheng Wang, Mr. Charles Zhaoxuan Yang and Mr. Yonggang Sun with Mr. Yusheng Wang as the chairman of the Corporate Governance Committee.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company’s Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s securities listed on the Hong Kong Stock Exchange or on The Nasdaq Global Select Market since the Listing Date and up to December 31, 2022.

Material Litigation

The Company was not involved in any material litigation or arbitration during the year ended December 31, 2022. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Group since the Listing Date and up to the date of this announcement.

Final Dividend

The Board did not recommend any final dividend for the year ended December 31, 2022.

Significant Events After the Reporting Period

There was no significant events affecting our Group have occurred since the end of the Reporting Period and up to the date of this announcement.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(All amounts in thousands, except for share and per share data)

		For the year ended December 31,
	Note	2021	2022
		RMB	RMB
Revenues
Online recruitment services to enterprise customers		4,219,026	4,461,282
Others		40,102	49,780
Total revenues	3	4,259,128	4,511,062
Operating cost and expenses
Cost of revenues		(554,648)	(754,861)
Sales and marketing expenses		(1,942,670)	(2,000,900)
Research and development expenses		(821,984)	(1,182,716)
General and administrative expenses		(1,991,123)	(719,699)
Total operating cost and expenses		(5,310,425)	(4,658,176)
Other operating income, net		14,977	17,595
Loss from operations		(1,036,320)	(129,519)
Investment income		24,744	65,150
Financial income, net		9,735	161,332
Foreign exchange (loss)/gain		(1,961)	8,627
Other (expenses)/income, net		(7,745)	11,406
(Loss)/Income before income tax expenses		(1,011,547)	116,996
Income tax expenses	4	(59,527)	(9,751)
Net (loss)/income		(1,071,074)	107,245
Accretion on convertible redeemable preferred shares to redemption value		(164,065)	–
Net (loss)/income attributable to ordinary shareholders		(1,235,139)	107,245
Net (loss)/income		(1,071,074)	107,245
Other comprehensive (loss)/income
Foreign currency translation adjustments		(127,378)	952,949
Total comprehensive (loss)/income		(1,198,452)	1,060,194

Weighted average number of ordinary shares used in computing net (loss)/income per share
– Basic	5	529,343,027	868,941,151
– Diluted	5	529,343,027	912,141,991
Net (loss)/income per share attributable to ordinary shareholders
– Basic	5	(2.33)	0.12
– Diluted	5	(2.33)	0.12

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2021	2022
		RMB	RMB
ASSETS
Current assets
Cash and cash equivalents		11,341,758	9,751,824
Short-term investments		884,996	3,458,089
Accounts receivable, net	6	1,002	9,862
Amounts due from related parties		6,615	5,714
Prepayments and other current assets	7	724,583	600,773
Total current assets		12,958,954	13,826,262
Non-current assets
Property, equipment and software, net		369,126	691,036
Intangible assets, net		458	10,251
Goodwill		–	5,690
Right-of-use assets, net		309,085	289,628
Other non-current assets		4,000	4,000
Total non-current assets		682,669	1,000,605
Total assets		13,641,623	14,826,867

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	8	52,963	185,297
Deferred revenue		1,958,570	2,060,892
Other payables and accrued liabilities	9	645,138	633,482
Operating lease liabilities, current		127,531	151,438
Total current liabilities		2,784,202	3,031,109
Non-current liabilities
Operating lease liabilities, non-current		183,365	143,591
Deferred tax liabilities		–	11,404
Total non-current liabilities		183,365	154,995
Total liabilities		2,967,567	3,186,104
Shareholders’ equity
Ordinary shares		554	564
Treasury shares		–	(918,894)
Additional paid-in capital		14,624,386	15,450,389
Accumulated other comprehensive (loss)/income		(257,765)	695,184
Accumulated deficit		(3,693,119)	(3,586,480)
Total shareholders’ equity		10,674,056	11,640,763
Total liabilities and shareholders’ equity		13,641,623	14,826,867

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2021	2022
	RMB	RMB
Net cash generated from operating activities	1,641,381	1,003,042
Net cash used in investing activities	(601,862)	(2,816,581)
Net cash generated from/(used in) financing activities	6,431,263	(669,232)
Effect of exchange rate changes on cash and cash equivalents	(127,227)	892,837
Net increase/(decrease) in cash and cash equivalents	7,343,555	(1,589,934)
Cash and cash equivalents at beginning of the year	3,998,203	11,341,758
Cash and cash equivalents at end of the year	11,341,758	9,751,824

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.	GENERAL INFORMATION

KANZHUN LIMITED (the “Company”) was incorporated under the laws of the Cayman Islands on January 16, 2014 as an exempted company with limited liability. The Company, through its subsidiaries, consolidated variable interest entity (the “VIE”) and VIE’s subsidiaries (collectively referred to as the “Group”), is primarily engaged in providing online recruitment services through a platform named “BOSS Zhipin” in the People’s Republic of China (the “PRC” or “China”).

2.	BASIS OF PREPARATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Significant accounting policies applied are consistent with those of the consolidated financial statements of the preceding fiscal year.

3.	REVENUES

The Group defines enterprise customers who contributed revenues of RMB50 or more annually as key accounts, who contributed revenues between RMB5 and RMB50 annually as mid-sized accounts, and who contributed revenues of RMB5 or less annually as small-sized accounts. Revenues by source consist of the following:

	For the year ended December 31,
	2021	2022
	RMB	RMB
Online recruitment services to enterprise customers
– Key accounts	928,360	1,033,561
– Mid-sized accounts	1,513,506	1,774,855
– Small-sized accounts	1,777,160	1,652,866
Others	40,102	49,780
Total	4,259,128	4,511,062

For revenues from online recruitment services to enterprise customers, RMB3,043,692 and RMB3,331,046 were recognized over time for the years ended December 31, 2021 and 2022, respectively; RMB1,175,334 and RMB1,130,236 were recognized at a point in time for the years ended December 31, 2021 and 2022, respectively.

4.	INCOME TAX

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, no Cayman Islands withholding tax will be imposed upon payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiary in Hong Kong is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

China

Under the PRC Enterprise Income Tax Law (the “EIT Law”), which is effective from January 1, 2008, domestic enterprises and foreign investment enterprises are subject to a uniform enterprise income tax rate of 25%. In accordance with the implementation rules of the EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years and could be re-applied when the prior certificate expires. The consolidated VIE, Beijing Huapin Borui Network Technology Co., Ltd., is qualified as a HNTE and enjoys a preferential income tax rate of 15% for the years presented.

According to relevant laws and regulations promulgated by the State Taxation Administration of the PRC effective from 2018 onwards, enterprises engaging in research and development activities are entitled to claim 175% of qualified research and development expenses incurred as tax deductible expenses when determining their assessable profits for the year, which is subject to the approval from the relevant tax authorities.

Pursuant to the announcement issued by the State Taxation Administration of the PRC and other government authorities in September 2022, enterprises engaging in research and development activities are entitled to claim 200% of qualified research and development expenses for the period from October 1, 2022 to December 31, 2022 as tax deductible expenses. Additionally, HNTEs are entitled to claim 200% of the purchase of equipment and appliances made during the period from October 1, 2022 to December 31, 2022 as tax deductible items.

Components of income tax expenses are as follow:

	For the year ended December 31,
	2021	2022
	RMB	RMB
Current income tax expenses	59,527	427
Deferred income tax expenses	–	9,324
Total	59,527	9,751

5.	NET (LOSS)/INCOME PER SHARE

The computation of basic and diluted net (loss)/income per share for the years ended December 31, 2021 and 2022 is as follows:

	For the year ended December 31,
	2021	2022
	RMB	RMB
Numerator
Net (loss)/income	(1,071,074)	107,245
Accretion on convertible redeemable preferred shares to redemption value	(164,065)	–
Net (loss)/income attributable to ordinary shareholders	(1,235,139)	107,245
Denominator
Weighted average number of ordinary shares used in computing net (loss)/income per share, basic	529,343,027	868,941,151
Dilutive effect of share-based awards	–	43,200,840
Weighted average number of ordinary shares used in computing net (loss)/income per share, diluted	529,343,027	912,141,991

Net (loss)/income per share attributable to ordinary shareholders
– Basic	(2.33)	0.12
– Diluted	(2.33)	0.12

As the Group incurred loss for the year ended December 31, 2021, the ordinary shares equivalents, including preferred shares, shares options and restricted share units granted, were anti-dilutive and excluded from the computation of diluted loss per share. The weighted average numbers of these ordinary shares equivalents were as follows:

For the year ended
December 31, 2021
Preferred shares	251,440,808
Share options and restricted share units	78,376,179

6.	ACCOUNTS RECEIVABLE, NET

An aging analysis of accounts receivable as of December 31, 2021 and 2022, based on the invoice date, is as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Within 3 months	710	8,903
Between 3 months and 6 months	105	415
Between 6 months and 1 year	90	92
More than 1 year	97	452
Total	1,002	9,862

7.	PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2021	2022
	RMB	RMB
Prepaid advertising expenses and service fee	234,490	211,604
Receivables related to the exercise of share-based awards*	289,822	172,452
Deposits	63,814	68,390
Staff loans and advances	52,695	33,672
Receivables from third-party on-line payment platforms	63,866	30,317
Others	19,896	84,338
Total	724,583	600,773

*	It mainly represented receivables from a third-party share option brokerage platform for the exercise of share-based awards due to the timing of settlement.

8.	ACCOUNTS PAYABLE

	As of December 31,
	2021	2022
	RMB	RMB
Payables for purchase of property, equipment and software	19,987	142,142
Payables for advertising expenses	30,646	32,277
Others	2,330	10,878
Total	52,963	185,297

An aging analysis of accounts payable as of December 31, 2021 and 2022, based on invoice date, is as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Within 3 months	38,095	163,146
Between 3 months and 6 months	12,600	9,152
Between 6 months and 1 year	2,251	7,667
More than 1 year	17	5,332
Total	52,963	185,297

9.	OTHER PAYABLES AND ACCRUED LIABILITIES

	As of December 31,
	2021	2022
	RMB	RMB
Salary, welfare and bonus payable	373,286	366,454
Tax payable(1)	218,419	152,598
Advance from customers(2)	41,070	58,630
Others	12,363	55,800
Total	645,138	633,482

(1)	Tax payable mainly included value-added tax, enterprise income tax and individual income tax payable mainly related to the exercise of share-based awards.

(2)	It represents advance payments from customers that were stored in their own virtual accounts in the Group’s platform, which is refundable and could be used to exchange for the Group’s services.

10.	DIVIDEND

No dividend was declared for the years ended December 31, 2021 and 2022, respectively.

PUBLICATION OF THE ANNUAL RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This annual results announcement is published on the respective websites of the Hong Kong Stock Exchange (https://www.hkexnews.hk/) and the Company (https://ir.zhipin.com/). The annual report of the Company for the year ended December 31, 2022 will be despatched to the Shareholders and will be made available on the above websites in due course.

By order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

Hong Kong, March 20, 2023

As at the date of this announcement, the Board of the Directors comprises Mr. Peng Zhao, Mr. Yu Zhang, Mr. Xu Chen, Mr. Tao Zhang and Ms. Xiehua Wang as the executive Directors, Mr. Haiyang Yu as the non-executive Director, Mr. Charles Zhaoxuan Yang, Mr. Yonggang Sun and Mr. Yusheng Wang as the independent non-executive Directors.